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EXHIBIT 21.1

     17.2.  SUBSIDIARIES OF REGISTRANT

1.   Octel Corp., a Delaware corporation
2.   Octel L.L.C., a Delaware corporation
3.   Octel America Inc., a Delaware corporation
4.   Octel International Ltd., a United Kingdom corporation
5.   Octel Developments PLC, a United Kingdom corporation
6.   Octel Trading Ltd., a United Kingdom corporation
7.   Octel Resources Ltd., a United Kingdom corporation
8.   Octel Associates, a United Kingdom corporation
9.   The Associated Octel Co. Ltd., a United Kingdom corporation
10.  Associated Octel Co. (Plant) Ltd., a United Kingdom corporation
11.  AKC Trading Ltd., a United Kingdom corporation
12.  AKC GmbH, a German corporation
13.  Octel France SAS, a French corporation
14.  Societa Italiana Additivi per Carburanti srl, an Italian corporation
15.  Octel Deutschland GmbH, a German corporation.